EXHIBIT 23.1

Consent of Ernst & Young LLP -Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333- ) of Orthofix International N.V. for the registration of 800,000 shares of its common stock pertaining to the Orthofix International N.V. Amended and Restated 2004 Long-Term Incentive Plan of our reports dated March 14, 2007, with respect to the consolidated financial statements and schedules of Orthofix International. N.V., Orthofix International N.V. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Orthofix International N.V. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Charlotte, NC
August 17, 2007